

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2018

Via E-mail
Scott Krohn
President
Verizon ABS LLC
One Verizon Way
Basking Ridge, NJ 07920

> **Re:** **Verizon ABS LLC**
> **Registration Statement on Form SF-3**
> **Filed May 2, 2018**
> **File No. 333-224598**

Dear Mr. Krohn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form of Prospectus

Cover Page

1. Please revise the statement "[t]he notes will be obligations of the *trust* only… (*emphasis added*)" to clarify that the notes represent obligations of the "issuing entity." Refer to Item 1102(d) of Regulation AB.

Forward-Looking Statements, Page 6

2. Please delete reference to "Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act" since the statutory safe harbor for forward-looking statements is only available to an issuer that is subject to the reporting requirements of

Section 13(a) or Section 15(d) of the Exchange Act. The depositor for the issuing entity of an asset-backed security is a different ''issuer'' from that same person acting as a depositor for any other issuing entity or for purposes of that person's own securities. Refer to footnote 1017 of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982).

Transaction Credit and Payment Enhancement Diagram, page 10

3. Please revise to include, here or elsewhere as appropriate, a summary of how losses not covered by credit enhancement or support will be allocated to the securities. Refer to Item 1103(a)(3)(ix) of Regulation AB.

Risk Factors, page 37

4. It appears that some of your risk factors are general statements of fact, rather than a discussion of the risks associated with your offering. Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky and you should place risk factors in context so your readers can understand the specific risk as it applies to you. Refer to the Plain English Disclosure Adopting Release (Release No. 33-7497). As an example only, consider the risk factor "Failure to pay principal on the notes will not be an event of default until the final maturity date" on page 42. It is unclear from this risk factor what the risk to the investors is. Please revise your risk factors as necessary to provide the context needed to understand the risks disclosed. Refer to Item 503(c) of Regulation S-K.

5. We note your disclosure on page 86 that Verizon Wireless offers, but does not require, property insurance for customers' wireless devices. If significant to this offering, please revise your risk factor disclosure to discuss any risks of loss on the noteholders' investments relating to any failure to obtain or maintain property insurance on the devices.

6. If significant to your offering, please add a risk factor to discuss any risks relating to any changes in borrower payment behavior if cellular service is disrupted, including in the event Verizon Communications Inc. is dissolved or if large segments of its business are divested.

Changing characteristics of the receivables during the [revolving period][prefunding period] could adversely impact the notes, page 48

7. We note your statement here that "additional receivables may be originated by the originators using origination and underwriting policies and procedures that are different from those applied by the originators to the initial receivables." We also note your statement on page 83 that the additional receivables will be originated "pursuant to the origination practices and policies set forth under 'Origination and Description of Device

Payment Plan Agreement Receivables – Underwriting Criteria'." Please reconcile these statements or advise.

<u>Federal financial regulatory reform could have an adverse impact on Cellco, the depositor, the trust or the master trust, page 64</u>

8. Please revise to provide more detail about the pending regulation that could have a significant effect on your offering.

<u>The noteholders have limited control over amendments to the indenture and other transaction documents, page 67</u>

9. We note your statement that certain amendments to the indenture and other transaction agreements "may" require the consent of holders representing only a certain percentage interest of the notes of the controlling class. Because risk factors should discuss risks significant to a particular offering, please revise to make clear that, at the time of prospectus you will indicate whether the indenture and other transactions agreements "will" require consent of holders representing only a certain percentage interest of the notes of the controlling class.

<u>Indenture Trustee, page 75</u>

10. We note your discussion that the indenture trustee will not be required to exercise any of its rights or powers, or take action in response to requests or directions of any noteholders. We also note a similar discussion with respect to the owner trustee on page 73. Please revise or tell us why such contractual provisions would not undermine the trustees' duties in connection with actions required by the shelf eligibility criteria relating to dispute resolution and the asset representations review.

<u>Sponsor, Servicer, Custodian, Marketing Agent and Administrator</u>

<u>Servicer, Custodian, Marketing Agent and Administrator, page 80</u>

11. Please revise your disclosure to include a more detailed discussion of the servicer's experience acting as servicer for transactions involving similar pool assets, including information regarding the size, composition and growth of the servicer's portfolio of serviced assets of the type included in the current transaction. Refer to Item 1108(b)(2) of Regulation AB.

12. We note that Cellco, as originator and as servicer, has an obligation to reacquire a receivable for a breach of any representation. Please confirm that you will provide information regarding Cellco's financial condition if there is a material risk that the ability of Cellco to comply with the reacquisition provisions could have a material

impact on pool performance or performance of the asset-backed securities. Refer to Items 1104(f) and 1110(c) of Regulation AB.

Origination and Description of Device Payment Plan Agreement Receivables

Underwriting Criteria, page 86

13. Please revise your disclosure here, and throughout the prospectus as necessary, to provide more detail about the solicitation, credit-granting or underwriting criteria used to purchase the pool assets and whether and the extent to which such policies and criteria are or could be overridden. Refer to Item 1111(a)(3) of Regulation AB. For example, we note your statement that the "custom credit risk score is generated automatically (except with respect to a small number of applications where the information needs manual intervention) from the applicant's credit data…" Please revise to describe what you mean by "small number" and what such "manual intervention" may be.

14. In addition, we note your statement that with respect to a small portion of new customer applications, for whom a traditional credit report is not available, alternate credit data is used for risk assessment in such instances. Please revise to describe what such "alternate credit data" may be.

15. We note your bracketed statement that Verizon Wireless does not consider any of the initial receivables to have been originated pursuant to exceptions to its underwriting criteria. However, we also note your bracketed disclosure on page 21 that information regarding any exceptions may be included. Accordingly, please revise your disclosure here to include bracketed placeholder that if any exception receivables are included in the pool, information indicating how these receivables deviate from the underwriting criteria, the amount and the percentage of the pool that were originated as an exception to the underwriting criteria, data on the amount and the characteristics of the exception receivables, and the factors that may be considered when making the decision that exception receivables should be included in the pool, will be included. Refer to Item 1111(a)(8) of Regulation AB.

Servicing the Receivables and the Securitization Transaction, page 90

16. We note your statement here and elsewhere in the prospectus that summaries of certain transaction agreements do not purport to be complete and are qualified in their entirety by reference to the respective agreements. As you are responsible for the accuracy of the information in the filing, this type of disclaimer is not appropriate. While disclosure may direct investors to read the entirety of the applicable agreement for a more complete discussion, the description of the material terms of the applicable agreement must be complete. Please revise accordingly here and elsewhere in the prospectus as necessary.

Delinquency and Write-off Experience, page 93

17. Please confirm that, if delinquent assets are included in the pool at the time of the prospectus, the delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. Refer to General Instruction I.B.1(e) of Form SF-3.

Receivables

Representations About the Receivables, page 107

18. We note your disclosure regarding representations and warranties made by each originator and the servicer to the depositor. Please revise to clarify how and to what extent these representations and warranties extend to noteholders.

Asset Representations Review, page 109

19. We note your disclosure that "noteholders and Verified Note Owners…holding at least 5% of the Note Balance" may initiate a vote for an asset representations review." On page 68 under "Risk Factors—Because the notes are in book-entry form, your rights can only be exercised indirectly," we note your disclosure that the indenture trustee will not recognize an investor as a "noteholder" as that term is used in the indenture so long as the notes are held in book-entry form. Please revise your disclosure to make it clear that the investors will be able to initiate a vote for an asset representations review.

20. We note your disclosure that a delinquency trigger will occur if the aggregate principal balance of Receivables that are more than [60] days delinquent exceeds the specified percentage threshold. We also note your disclosure that upon the requisite affirmative vote of the noteholders to direct an asset representations review, the asset representations reviewer will determine which receivables will be subject of a review. Please revise your disclosure to state that the review will be performed on each receivable that is 60 days or more delinquent, as required by the shelf-eligibility provisions of Form SF-3. Refer to General Instruction I.B.1(b)(D) of Form SF-3.

21. We note your disclosure that the asset representations reviewer is only required to perform the specific tests enumerated in the asset representations review agreement, and is not obligated to perform additional procedures on any receivable. Please revise the disclosure to clarify that such duties will be sufficient for the asset representations reviewer to determine if a receivable has failed to comply with a representation or warranty. General Instruction I.B.1(b)(C) of Form SF-3 states, in part, that the "asset representations reviewer shall be responsible for reviewing the underlying assets for compliance with the representations and warranties on the pool assets".

22. We note your disclosure that if a noteholder or verified note owner notifies the indenture trustee that it considers any non-compliance of any representation to be a breach of the receivables transfer agreement, or submits a reacquisition or acquisition request, the indenture trustee will forward that written notice of the administrator and the related originator or servicer. We also note your disclosure on page 115 that the related originator or servicer must resolve any such noteholder request within 180 days of its receipt of such request. Please include a time frame within which the indenture trustee must forward such written notice.

Dispute Resolution, page 114

23. We note your disclosure that the requesting party must provide its notice to initiate dispute resolution within [30] days after the indenture trustee's delivery of the notice of the end of the 180-day period. Please expand your disclosure to include the manner of delivery of such notice and the time frame within which such notice will be delivered to the requesting party.

24. We note your bracketed language that investors must pursue non-binding arbitration or mediation before bringing a suit in court. General Instruction I.B.1(c) of Form SF-3 requires that agreements provide that a party submitting a repurchase request have the right to refer the matter to mediation or arbitration at its discretion and that the party that is obligated to repurchase must agree to the selected resolution method. Requiring that an investor pursue dispute resolution, or that the party obligated to repurchase must agree to dispute resolution is inconsistent with the shelf requirement. Please delete the bracketed language.

Review of Receivables, page 116

25. We note that a third party will assist in the review of the assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third party provider, you or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third party due diligence report that you or the underwriter have obtained. Refer to Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

26. We note your statement that additional receivables may be added to the pool. Please revise your prospectus where appropriate to include a description of the Rule 193 review for assets that may be added to the pool during the revolving and prefunding periods, and the corresponding Items 1111(a)(7) and (a)(8) of Regulation AB disclosure.

Description of the Notes

Optional Acquisition of Receivables; Clean-up Redemption of the Notes, page 126

27. Please explain how the optional acquisition and clean-up redemption is consistent with Rule 3a-7 under the Investment Company Act of 1940 ("1940 Act"). In so doing, please explain whether such right makes a note a "redeemable security" as that term is defined in Section 2(a)(32) of the 1940 Act.

Optional Redemption of the Notes, page 126

28. We note your disclosure that in connection with an optional redemption, the trust may offer to transfer the entire pool of receivables to another Verizon special purpose entity or a third party purchaser. Please revise to provide more detail about when an option redemption and transfer of assets could take place and who would direct the trust to make an offer.

Credit Risk Retention, page 149

29. Please revise your disclosure here and elsewhere in the prospectus as necessary to identify the "nominee of the Originators" who will be retaining risk retention in the transaction. Refer to Rule 3(a) of Regulation RR (17 CFR Part 246).

30. Please revise your disclosure to include bracketed disclosure regarding the sponsor's provision of post-closing disclosure relating to the eligible horizontal residual interest, the eligible horizontal cash reserve account and the eligible vertical interest, including where such disclosure will be found. Refer to Rules 4(c)(1)(ii), 4(c)(1)(iii)(C) and 4(c)(2)(ii) of Regulation RR (17 CFR Part 246).

Part II – Information Not Required in Prospectus

Item 15. Undertakings.

31. Please revise to remove the undertaking under Item 512(i) of Regulation S-K as it does not apply to offerings of asset-backed securities on Form SF-3 relying on Securities Act Rule 430D. Refer to Section V.B.1(a)(3)(b) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982).

Scott Krohn
Verizon ABS LLC
May 29, 2018
Page 8

Exhibits

Exhibit 5.1 – Opinion of Morgan, Lewis & Bockius LLP with respect to legality, and Exhibit 8.1
– Opinion of Morgan, Lewis & Bockius with respect to tax matters

32. We note counsel's legal opinions are limited to the laws of the State of New York and to
the federal laws of the United States. Please have counsel revise the legal opinions or
provide separate legal opinions with respect to the laws of the State of Delaware, as
counsel must also consider the law of the jurisdiction under which each registrant is
organized (including Verizon DPPA Master Trust, a Delaware statutory trust) in order to
provide the binding obligation opinions with respect to the notes. Refer to sections
II.B.1.e. and II.B.3.b. of the Division of Corporation Finance Staff Legal Bulletin No. 19
("Legality and Tax Opinions in Registered Offerings").

We remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

You may contact Lulu Cheng at 202-551-3811 or me at 202-551-3313 if you have
questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel
Office of Structured Finance

cc: Audrey E. Prashker, Verizon
Reed D. Auerbach, Morgan, Lewis & Bockius LLP